Exhibit 99.8

TotalEnergies and Safran Create a Strategic Partnership to

Accelerate the Decarbonization of the Aviation Industry

Paris, September 27, 2021 – TotalEnergies and Safran have signed a strategic partnership agreement to jointly develop technical and commercial solutions for the decarbonization of the aviation industry.

In line with the ambition of both companies to reach net zero CO2 emissions by 2050, this major partnership aims to accelerate the reduction of the CO2 emissions of the aviation industry. Sustainable aviation fuel (SAF) plays a key role in this approach.

The collaboration will leverage Safran and TotalEnergies’ respective areas of excellence and expertise for the development and deployment of sustainable aviation fuels and develop an informed understanding of the overall value chain and use cases, while integrating the objectives of sustainable development altogether.

In the short term, the partnership aims to make current engines compatible with fuel containing up to 100% SAF. Longer term, it will then work to optimize engine/fuel energy efficiency and environmental performance.

This collaboration may extend to other fields, such as adapting fuel systems to SAF or developing new-generation battery systems for electric motors.

The agreement focuses on three key areas:

■	Research, technology and innovation, with the development of technological bricks validated through ground tests of propulsion systems and demonstrator flight tests of engines.

■	Supply of sustainable aviation fuels produced in France by TotalEnergies to decarbonize Safran’s airplane and helicopter engine tests in France.

■	Dialogue and promotion, through initiatives to raise awareness among public and private players in France, Europe and worldwide.

Patrick Pouyanné, Chairman and Chief Executive Officer of TotalEnergies, declared: “We are pleased to join forces with Safran to help meet the challenge of decarbonizing the aviation industry together. This strategic alliance will contribute to the emergence of a French value chain for sustainable aviation fuel and electric aircraft. TotalEnergies is resolutely committed to reducing its own carbon emissions and to supporting its customers in their reduction efforts by offering innovative, tailored solutions. We believe that cooperation among all aviation industry players is needed to achieve the objectives of the energy transition to reach carbon neutrality.”

Olivier Andriès, Chief Executive Officer of Safran, said: “I welcome this agreement, which is fully in line with Safran’s strategic priority to decarbonize aviation. Our ambition is to develop breakthrough technologies for ultra-efficient engines that are 20% more fuel-efficient than the current LEAP engine and 100% compatible with sustainable fuels. This cooperation with TotalEnergies demonstrates our commitment to limiting our environmental footprint, contributing to carbon neutrality in the aviation industry, and preserving a mode of transportation that delivers essential economic, social and cultural benefits.”

Sustainable aviation fuels are an immediately available solution for significantly reducing CO2 emissions from air transportation, as they can be used in blends of up to 50% as of today without modifying existing supply chain infrastructure, aircraft or engines. Safran is a key player in projects that will allow the use of 100% SAF in existing aircraft.

French legislation calls for aircraft to use at least 1% SAF by 2022 for all flights originating in France, while the European Commission calls for a ramp up to 2% by 2025 and 5% by 2030 as part of the European Green Deal.

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TotalEnergies and Aviation

TotalEnergies is one of the leading aviation fuel suppliers in France, the rest of Europe and Africa, providing refueling services to nearly 280 airlines in more than 300 airports worldwide. The Company proposes a full range of products (SAF, Jet A-1, Avgas) and services tailored to each type of customer: business or leisure flights, aviation industry, airports, airlines, etc.

TotalEnergies is involved in numerous initiatives to produce and market sustainable aviation fuel in partnership with aviation industry partners. A dedicated Renewable Fuels Business Unit was created in 2021, and a new milestone was reached in May 2021 with the successful first flight of a long-haul aircraft powered by sustainable aviation fuel produced by TotalEnergies in France.

By developing and supporting the emergence of a sustainable aviation fuel value chain, TotalEnergies confirms the leadership role played by France and the rest of Europe in driving innovation in the energy and environmental transition.

About TotalEnergies

TotalEnergies is a broad energy company that produces and markets energies on a global scale: oil and biofuels, natural gas and green gases, renewables and electricity. Our 105,000 employees are committed to energy that is ever more affordable, clean, reliable and accessible to as many people as possible. Active in more than 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

About Safran

Safran is an international high-technology group, operating in the aviation (propulsion, equipment and interiors), defense and space markets. Its core purpose is to contribute to a safer, more sustainable world, where air transport is more environmentally friendly, comfortable and accessible. Safran has a global presence, with 76,000 employees and sales of 16.5 billion euros in 2020 and holds, alone or in partnership, world or regional leadership positions in its core markets. Safran undertakes research and development programs aligned with the environmental priorities of its technological innovation roadmap. Safran is listed on the Euronext Paris stock exchange, and is part of the CAC 40 and Euro Stoxx 50 indices. For more information: https://www.safran-group.com/ Follow @Safran on Twitter

TotalEnergies Contacts

Media Relations: +33 1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +44 (0)207 719 7962 l ir@totalenergies.com

Safran Contacts

Catherine Malek:catherine.malek@safrangroup.com / +33 1 40 60 80 28

Isabelle Javary: isabelle.javary@safrangroup.com / +33 1 40 60 82 20

@TotalEnergies	TotalEnergies	TotalEnergies	TotalEnergies

Cautionary Note

This press release, from which no legal consequences may be drawn, is for information purposes only. The entities in which TotalEnergies SE directly or indirectly owns investments are separate legal entities. TotalEnergies SE has no liability for their acts or omissions. The terms “Company” or “TotalEnergies company” refer collectively to the company TotalEnergies SE and the companies it controls directly or indirectly. Such terms are used solely for the sake of convenience for purposes of the present communication. Likewise, the words “we”, “us” and “our” may also be used to refer to subsidiaries in general or to those who work for them. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise.